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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  XIRCOM, INC.
                           (NAME OF SUBJECT COMPANY)

                                  XIRCOM, INC.
                       (NAME OF PERSON FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   983922-105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              STEVEN F. DEGENNARO
                            CHIEF FINANCIAL OFFICER
                                  XIRCOM, INC.
                          2300 CORPORATE CENTER DRIVE
                        THOUSAND OAKS, CALIFORNIA 91320
                                 (805) 376-9300
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                            ------------------------

                                   COPIES TO:
                             THOMAS D. MAGILL, ESQ.
                           GIBSON DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is Xircom, Inc., a California corporation (the "Company"). The address of the principal executive office of the Company is 2300 Corporate Center Drive, Thousand Oaks, California 91320. The Company's telephone number at its principal executive office is (805) 376-9300.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the common stock, $0.001 par value, of the Company (the "Common Stock"). As of January 12, 2001 there were 29,921,232 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by ESR Acquisition Corporation ("Acquisition"), a Delaware corporation and direct wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all of the outstanding Common Stock at a purchase price of $25.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Acquisition's Offer to Purchase, dated January 29, 2001, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Acquisition and Intel with the Securities and Exchange Commission on January 29, 2001.

     The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of January 15, 2001, among Intel, Acquisition and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the California Corporations Code (the "CCC") and the Delaware General Corporation Law (the "DGCL"), Acquisition will be merged with and into the Company (the "Merger"). On consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Intel. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than Common Stock owned by Intel, Acquisition, or the Company or any of their respective subsidiaries, and Common Stock held by shareholders who have perfected their dissenters' rights of appraisal under Section 1300 of the CCC) will be converted into the right to receive the same amount in cash per share of Common Stock that is paid pursuant to the Offer (the "Merger Consideration").

     The Schedule TO states that the principal offices of Intel and Acquisition are located at 2200 Mission College Boulevard, Santa Clara, California 95052-8119.

ITEM 3.PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set out in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Intel and Acquisition or Intel and Acquisition's executive officers, directors of affiliates.

THE MERGER AGREEMENT.

     The summary of the Merger Agreement and the statement of the conditions to the Offer contained in Sections 13 and 18, respectively, of the Offer to Purchase are incorporated herein by reference. The summary

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and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

THE STOCK OPTION AGREEMENT.

     The summary of the Stock Option Agreement, contained in Section 13 of the Offer to Purchase is incorporated herein by reference. The summary and description of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

THE VOTING AGREEMENT.

     The summary of the Voting Agreement, contained in Section 13 of the Offer to Purchase is incorporated herein by reference. The summary and description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.

     Certain members of the Company's management, including the Company's Chief Executive Officer and President, who is also a member of the Board of Directors of the Company (the "Board"), has an interest in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally. As described below, consummation of the Offer will constitute a change in control of the Company for purposes of determining the entitlement of the executive officers of the Company to certain acceleration of the vesting of their stock options.

     The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     Stock-based Rights. Each outstanding option to purchase shares of Common Stock, whether or not vested, including those held by executive officers, that was granted to a person who was an employee at the time of grant will be converted into an option to purchase shares of Intel common stock at the effective time of the Merger, with the number of shares to be determined based upon an exchange ratio as described in the Merger Agreement. All other options, warrants or other convertible securities of the Company will be canceled as of the Effective Time.

     Change of Control Agreements. The Company is party to Change of Control Agreements ("CICs") with 14 of its employees, including all of its executive officers. Consummation of the Offer will constitute a "change of control" under the CICs. Accordingly, each executive will automatically receive acceleration of twelve (12) months of vesting of his stock options at the time the Offer is consummated. In addition, if an executive's employment is involuntarily terminated within two years following consummation of the Offer, or the executive voluntarily terminates employment after consummation of the Offer for "Good Reason" then the executive is entitled to certain additional severance payments and entitlements. "Good Reason" is generally defined as a substantial alteration or reduction in duties and responsibilities, a reduction in salary or bonus eligibility affecting the executive individually (as opposed to across the board reductions impacting all executives equally), reassignment to a different geographic location, or refusal of the successor entity to assume the CIC. The summary and description of the CICs is qualified in its entirety by the Form of Change in Control Agreement and the Form of Amendment to Change in Control Agreement which have been filed as Exhibits (e)(4) and (e)(7) hereto and are incorporated herein by reference.

     As a result of the consummation of the Merger, assuming a purchase price of $25.00 per share and the exercise of all in the money stock options accelerated pursuant to the CICs prior to consummation of the Merger, the executive officers of the Company will recognize the following aggregate gains above the exercise prices of their accelerated options: Mr. Gates $603,517, Mr. Bass $365,059, Mr. DeGennaro $395,879, and Mr. Devis $535,801.

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  Employment Arrangements with Intel.

     At the time Intel entered into the Merger Agreement, Intel also entered into employment agreements (collectively, the "Intel Employment Agreements"), each dated as of January 15, 2001, with Mr. Gates, Mr. Devis, Mr. DeGennaro, and Mr. Bass. The Intel Employment Agreements, among other things, (i) provide that each executive is employed "at will," which means that either Intel or the executive may terminate the employment relationship, with or without cause, at any time, (ii) grant to each executive an option to purchase Intel common stock,
(iii) expressly state that each executive's CIC in place prior to consummation of the Offer will remain in place following consummation of the Offer and (iv) expressly state that a move to the position described in each Intel Employment Agreement and the associated responsibilities do not constitute "Good Reason" under the CICs. The Intel Employment Agreements will become effective after the time Intel accepts shares of Common Stock for purchase in the Offer and are contingent on Intel making such an acceptance. Copies of each of the Intel Employment Agreements are filed with the Commission as exhibits to the Schedule TO.

  Quarterly Bonus Plan.

     In order to incentivize key employees to manage the Company's business so as to meet the financial closing conditions of the Offer, the Compensation Committee of the Board modified the Company's quarterly bonus plan and will pay additional bonuses of up to $1,000,000 in the aggregate to various Company employees, including the executive officers, if the Company's Total Cash (as defined in and calculated pursuant to Schedule A-1 of Annex A of the Merger Agreement) and Net Working Capital (as defined in and calculated pursuant to Schedule A-1 of Annex A of the Merger Agreement) at the time of the consummation of the Offer, net of fees, equals or exceeds $306 million.

EFFECTS OF THE OFFER AND THE MERGER WITH RESPECT TO THE COMPANY'S BOARD OF DIRECTORS.

  1992 Director Stock Option Plan.

     Pursuant to the terms of the Company's 1992 Director Stock Option Plan, as a result of the consummation of the Merger, vesting of the Stock Options held by the Company's outside directors will accelerate. Assuming a purchase price of $25.00 per share and the exercise of all in the money stock options accelerated under the 1992 Director Stock Option Plan, each of Mr. Ashby, Mr. Biba, Mr. Bowen, Mr. Schroeder and Mr. Yocam will recognize a gain above the exercise price of his options in the amount of $170,625.

  Director and Officer Indemnification; Insurance.

     The Merger Agreement provides that following acceptance of shares of Common Stock for payment in the Offer, the Company (and following the Effective Time the surviving corporation) shall indemnify and hold harmless (and shall also advance expenses as incurred to the fullest extent permitted under applicable law to), to the extent not covered by insurance, each former or current officer or director of the Company or any of the Company's subsidiaries against (i) all losses claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any of its subsidiaries ("Indemnified Liabilities"); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to the Merger Agreement or the transactions contemplated thereby. The Merger Agreement further provides that, for six years after the Effective Time, the surviving corporation will maintain directors' and officers' liability insurance on coverage terms no less favorable than those of the Company's present directors' and officers' liability insurance policy; provided, that, in no event will Intel or the Company be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board.

     At a meeting held on January 14, 2001, the Board determined that the terms of the Offer and the Merger are fair to and in the best interests of, the shareholders of the Company. At this meeting, the Board unanimously approved the Merger Agreement, the Offer, the Stock Option Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously approved the Merger Agreement for purposes of the applicable provisions of the CCC.

     YOUR BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON STOCK IN THE OFFER.

     A letter to the Company's shareholders communicating the Board's recommendation is filed herewith as Exhibit (a)(2)(i), and is incorporated herein by reference.

  (b)(i) Background of the Offer; Contacts with Intel.

     On October 20, 2000, the Company's management presented to the Board of Directors its annual review and analysis of the Company's performance and discussed financial results for fiscal year 2000. In particular, management described the trends within the PC Card industry that had significantly impacted the Company's performance. Stable communications technologies, such as Fast Ethernet, have been shifting from PC Cards to imbedded form factors. While the Company has addressed this trend with its own MiniPCI cards, which have been successfully marketed to major OEMs, increased competition in this much less differentiated market segment has led to substantially lower margins. The trend to imbedded technologies is expected to gain momentum during the coming fiscal year and present a growing challenge to the operating model for the Company. The Board observed that these challenges would likely inhibit the Company's ability to fully develop in the near term the shareholder value attributable to its move to Wireless Wide Area Networking ("WWAN") data communication products. In light of this conclusion, the Board and management discussed several alternatives to preserve the WWAN opportunity and the Company's existing operating model, including, a "going private" transaction and the sale of the Company's core PC Card business. At the outset of this discussion, Mark Christensen, Vice President and General Manager of Intel's Network Communications Group ("NCG"), who was serving as a board observer in connection with Intel's six percent interest in the Company, excused himself from the meeting.

     On October 23, 2000, the Company's Chief Executive Officer Dirk Gates and Chief Financial Officer Steve DeGennaro were contacted by telephone by representatives from Intel. A meeting was arranged for the Intel representatives to visit the Company on October 30, 2000 to discuss the possibility of a transaction between Intel and the Company with an emphasis upon the Company's PC Card operations and related assets. On October 27, 2000, the Company received a list of high-level questions from Intel requesting documents relating to various aspects of the Company's structure and operations in preparation for the Intel visit.

     On October 30, 2000, Intel representatives visited the Company. A Confidential Information and Transmittal Record ("CITR") to an existing Non-Disclosure Agreement was executed between the Company and Intel to address the exchange of information. The Intel representatives were then presented with responses to the due diligence questions and participated in a presentation of the potential synergies between Intel and the Company led by Messrs. Gates and DeGennaro. At the conclusion of the meeting, the Intel representatives expressed their intention to continue exploring the acquisition of the Company's PC Card operations and related assets, but not the Company's Wireless Technology Group or Rex business unit (collectively "WTG"). The limited scope of Intel's interest prompted the Company to begin exploring transaction structures that would facilitate an Intel acquisition of the core PC Card business while permitting the Company to realize the value of the WTG. The Company decided to pursue discussions with Intel and a possible disposition of the WTG on parallel tracks.

     Beginning on November 3, 2000, the Company began discussions with its advisors regarding methods of structuring a transaction with Intel with a secondary disposition of the WTG. The Company initially drew upon the tax and accounting expertise of its auditors, Ernst & Young, LLP and obtained legal advice from its

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principal outside corporate lawyers, Gibson, Dunn & Crutcher LLP. At the same time, representatives of the Company engaged in discussions with various representatives of the Intel transaction team. Based upon the favorable evolution of the Intel inquiry and its investigation of various transaction structures, the Company's management concluded that the WTG could be transitioned into a new operating entity within the context of the sale of the PC Card operations to Intel. This approach would permit the Company to shift from its legacy business and focus its remaining resources upon emerging opportunities in the Wireless space. Several alternatives were identified to address these emerging opportunities, including a management buyout or a spin-off of the WTG. The Company determined that it would be sensible to consider an Intel offer to acquire the entire company, if it represented fair value for the legacy products and its nascent wireless technology.

     On November 8, 2000, the Company began discussions with Richard T. Dalton, Managing Director of Broadview International LLC, to serve as the Company's financial advisor. Due to the need to explore the possible disposition of the WTG in a related transaction, which could include management participation, the Company elected to retain Ernst & Young's Corporate Finance Group as financial advisors to the management group.

     On November 16, 2000, the Company's management participated in a conference call with these advisors to develop a strategy for facilitating a transaction with Intel, and its expressed interest in limiting its purchase to the core PC Card business. Mr. Dalton reported that Intel could be expected to make an offer for either the core PC Card business or the entire Company. The Company was advised of the Board's heightened fiduciary responsibility in a sale of substantially all of the Company's assets, especially any transaction that would involve management participation. Accordingly, a consensus was reached in favor of asking the Board to form a Special Committee of its outside directors to conduct and supervise all negotiations with Intel as well as any disposition of the WTG. Broadview was tasked with identifying competitive buyers for the Company and WTG, to assist the Board with fulfilling its fiduciary responsibilities.

     From November 22 until November 30, 2000, a series of discussions occurred between the Company's transaction team, principally Messrs. Gates, DeGennaro, Randall Holliday, Mr. Dalton and Intel representatives. These conversations focused on Intel's questions about various aspects of the Company and its operations arising from the Company's responses to the written questions. The parties also explored different transaction structures appropriate to accommodate Intel's acquisition of the legacy business. The potential tax consequences of an asset sale for cash, the classification of assets to be sold or retained and the complications presented by a management buy out were identified as major concerns. Management assisted Mr. Dalton and his team in identifying alternative strategic and financial buyers for the Company

     On November 27, 2000, a special meeting of the Board was convened to discuss the various issues raised by the Intel solicitation. The Board was briefed on the need to establish a Special Committee to conduct negotiations with Intel and other prospective buyers and ensure that the value to be realized by the shareholders would be maximized. Mr. Dalton reported that Intel's preference appeared to be a purchase of the core PC Card business with the WTG component to be the subject of a second transaction either with management or a strategic/financial buyer. Mr. Dalton also advised that the Company should seek an offer for the entire Company. The Board then resolved that the Special Committee should be comprised of Board members Michael F.G. Ashby, William J. Schroeder, Gary J. Bowen and Delbert W. Yocam. It was also agreed that management should retain independent advisors to assist with any management offer to purchase the Company's WTG assets.

     On December 7, 2000, Mr. Dalton reported to the Special Committee that Intel had indicated a possible willingness to purchase the Company's PC Card business pursuant to a stock-for-stock merger concurrent with a sale of the WTG to management or a third party. However, the possibility of a management buyout of the WTG was promptly ruled out because the management was unable to marshal sufficient resources to present a viable proposal. Further, Mr. Dalton reported that no other potential buyers contacted by Broadview had expressed an interest in making a definitive proposal. Accordingly, alternative transaction structures were proposed and discussed. The Special Committee narrowed the number of potential transaction structures down to two: 1) the sale of the entire Company; or 2) a spin-off of the WTG as a new public company from the Company followed by the merger of the Company, and the legacy PC Card business, with Intel.

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     On December 11, 2000, the parties agreed that Intel would begin full due diligence. Although the precise terms were still in flux, the parties agreed to attempt to reach a definitive agreement before the Christmas holiday period. That evening, the Company received an extensive listing of documents and questions regarding the Company and its operations. The Company formed a multi-disciplinary response team to pull relevant records and documents and to formulate narrative responses. From December 11 through December 21, 2000 representatives of the Company and Intel met at a hotel near the Company's headquarters to conduct due diligence and to discuss the terms of a possible transaction. Substantial progress was achieved, but by December 19, 2000 it was apparent that due diligence could not be completed until after the new year holiday. Work on the transaction was substantially suspended over the Christmas holidays.

     Also on December 19, the Company's management met with representatives of Intel for dinner. Among other things, the Company's management inquired as to Intel's possible interest in acquiring the entire company. On December 21, Mr. Dalton further discussed the possible acquisition of the entire Company with the Intel representatives.

     On January 3, 2001, negotiations resumed with both parties sending negotiating teams to Palo Alto to facilitate completion of due diligence and further discussions. For the next ten days the structure of a spin-off of WTG and its financial implications for Intel's acquisition of the core PC Card business were thoroughly examined. During these discussions, the challenges of separating the WTG from the rest of the Company were explored and financial metrics, addressing such issues as preservation of cash, working capital and revenue, were negotiated to ensure that the core PC Card business would be conserved until closing.

     By January 11, 2001, Intel's concern that the spin-off structure presented too much risk caused emphasis to shift to an acquisition of the entire Company. On January 12, 2001, Mr. Dalton communicated to the Special Committee Intel's proposal of $23 per share in Intel stock. The Special Committee instructed Mr. Dalton to counter with a proposal for a cash tender offer at $25 per share. The parties proceeded to negotiate a definitive agreement on that basis.

     On January 14, 2001, the full Board convened and received that Special Committee's report and recommendation and the opinion from Broadview that the Offer Price of $25 per share is fair to the shareholders from a financial point of view. After discussion, the Board voted unanimously to accept Intel's offer. The definitive agreement was signed on January 15, 2001.

  (ii) Reasons for the Recommendation of the Board.

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all shareholders tender their Common Stock pursuant to the Offer, the Board considered a number of factors, including the following:

          1. The Board considered the Company's current financial condition and results of operations, as well as the prospects and future strategy of the Company, including the risks involved in achieving those prospects and objectives. In particular, the Board focused on the current and expected trends in the PC Card market segment and the PC industry generally, especially the anticipated slowdown in demand and the shift in channel mix and product mix negatively affecting the Company's margins. Based upon this review, the Board concluded that the Offer and the Merger represent the most attractive financial alternative available to the Company's shareholders.

          2. The opinion of Broadview to the effect that, as of the date of such opinion and based upon and subject to certain factors and assumptions stated therein, the $25.00 cash per share of Common Stock consideration to be received by the Company's shareholders pursuant to the Offer and the Merger is fair from a financial point of view to such shareholders. THE FULL TEXT OF BROADVIEW'S OPINION IS ATTACHED AS ANNEX A HERETO AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

          3. The relationship of the $25.00 Offer price to the market price for the Common Stock, including the fact that such Offer price represents a 38% premium over the closing price of the Common Stock on January 12, 2001, the last trading day prior to the public announcement of the execution of the Merger
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     Agreement, and a 58.6% premium over the average closing price for the
     30-day trading period ending prior to such public announcement.

          4. The likelihood that the Offer and Merger would be consummated, in light of the experience, reputation and financial capabilities of Intel, and that the Offer would be consummated more quickly than a stock-for-stock merger or spin-off or sale of the Company's WTG business, as compared to the risks to the Company if the acquisition were not consummated or were not consummated for a significant period of time.

          5. The view of the Board, after consultation with its financial and legal advisors, that the terms of the Merger Agreement, including the amounts payable to Intel in the event of termination, do not preclude a superior proposal to acquire the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Intel as a condition to entering into the Merger Agreement. Although the Board considered that these provisions could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company, the Board concluded that the advantages of entering into the Merger Agreement outweighed the possibility that another company might be willing to pay a higher price for the Company, but would be unwilling to present an unsolicited proposal after the Merger Agreement was announced.

          6. The efforts of Broadview and management to solicit indications of interest in acquiring the Company from other potential buyers, and the fact that no meaningful proposals resulted from that process.

     The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors. After weighing all of these considerations, the Board was unanimous in determining to approve the Merger Agreement and to recommend that shareholders tender their Common Stock in the Offer.

  (c) Intent to Tender.

     After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all Common Stock held of record or beneficially owned by such person to Acquisition in the Offer, except for persons who would by tendering incur liability under
Section 16(b) of the Exchange Act. Dirk Gates, the Company's Chief Executive Officer and President entered into a Tender and Voting Agreement with Acquisition and Intel on January 15, 2001, pursuant to which Mr. Gates contractually committed himself to tender his Common Stock.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to a letter agreement dated December 7, 2000 (the "Engagement Letter"), the Company retained Broadview International LLC ("Broadview") to act as its financial advisor in connection with the Company's intent to consider acquisition offers or other transactions with respect to the Company and, if requested by the Company, to render to the Company's Board an opinion with respect to the fairness from a financial point of view to the shareholders of the Company of the consideration to be received by such shareholders in any such acquisition or other transaction (the "Fairness Opinion"). Broadview is a leading M&A advisor and private equity investor focused exclusively on the information technology, communications and media industries. As part of its investment banking and financial advisory business, Broadview is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, restructurings and private financings. In the past, Broadview has provided financial advisory and financing services for the Company, including in connection with the disposition of its wholly owned subsidiary, NetAcess, Inc. to Brooktrout Technologies, Inc. in June 1997.

     Pursuant to the Engagement Letter, the Company agreed to pay Broadview a fee, in cash, for its financial advisory services in an amount equal to (i) $50,000 payable upon execution of the Engagement Letter,

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(ii) 1.25% of the first one hundred million dollars of Consideration, and (iii)
1.0% of all Consideration beyond the first one hundred million dollars of Consideration (as defined below) received by the Company and/or its shareholders in connection with any Business Combination (as defined below) involving the Company. The definition of "Business Combination" found in the Engagement Letter includes, among other things, the transaction contemplated by the Merger Agreement. In addition, the Engagement Letter defines "Consideration" to include, among other things, the $25 per share consideration to be paid to the Company's shareholders pursuant to the terms of the Offer and other consideration paid to security holders or employees of the Company in contemplation of the transaction, including the value (as measured by the excess of acquisition price over exercise or conversion price) of all unexercised options, warrants, or other convertible securities assumed or acquired by Acquisition. Pursuant to the Engagement Letter, the Company was obligated to pay Broadview 25% of the required fee upon the delivery by Broadview to the Board of the Fairness Opinion, with the balance of the fee to be paid upon the closing of the contemplated transaction. The Company has also agreed to reimburse Broadview for reasonable expenses as incurred. In addition, the Company has agreed to indemnify Broadview and its affiliates and their respective members, directors, officers, agents, employees and legal representatives against any and all liabilities related to or arising out of Broadview's engagement pursuant to the terms of the Engagement Letter, including the Offer and the Merger, except to the extent that such liabilities arise out of claims of personal injury or damage to real or personal property or are found in a final court judgment to have resulted from Broadview's gross negligence, bad faith or willful misconduct. The Company has also agreed to reimburse Broadview for all reasonable expenses, including fees of legal counsel, as such fees are incurred by Broadview in investigating, preparing to defend, or defending against any pending or threatened claim arising out of the transactions contemplated by the Engagement Letter.

     Except as described above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The following Executive Officers exercised options granted to them under the Company's 1992 Employee Stock Option Plan within the last sixty days:

                                                                EXERCISE
                  NAME                      DATE      SHARES     PRICE      TOTAL PRICE
                  ----                    --------    ------    --------    -----------
Gates, Dirk I.(1).......................  12/20/00    33,098     $11.63     $384,764.25
Gates, Dirk I.(1).......................  12/20/00     1,513     $10.06     $ 15,224.56
Gates, Dirk I.(1).......................  12/20/00    16,902     $11.63     $196,485.75
Gates, Dirk I.(1).......................  12/20/00    67,237     $10.06     $676,572.31
Gates, Dirk I.(1).......................  12/20/00    60,156     $12.69     $763,259.33
Holliday, Randall H.(2).................   1/16/01    15,800     $11.63     $183,675.00
Holliday, Randall H.(2).................   1/16/01     6,634     $20.25     $134,338.50
Holliday, Randall H.(2).................   1/16/01     1,538     $10.06     $ 15,476.13
Holliday, Randall H.(2).................   1/16/01     3,158     $20.25     $ 63,949.50
Holliday, Randall H.(2).................   1/16/01     8,876     $10.06     $ 89,314.75
Holliday, Randall H.(2).................   1/16/01    13,750     $12.69     $174,460.00
Holliday, Randall H.(2).................   1/16/01    10,833     $17.50     $189,577.50
Holliday, Randall H.(2).................   1/16/01    14,583     $21.00     $306,243.00

---------------
(1) Mr. Gates paid cash for his options and continues to hold all of the above referenced shares.

(2) Mr. Holliday effected the exercise of his options utilizing a same-day sale. Mr. Holliday resigned from his positions with the Company effective December 29, 2000.

     Except as described in the preceding chart, no transactions in Common Stock have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

  (a) Acquisition's Designation of Persons to be Elected to the Board.

     The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Intel, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company's shareholders.

  (b) California General Corporation Law.

     The Company is incorporated under the laws of the State of California.

     Short-form merger. Pursuant to Section 1110(h) of the CCC, if Acquisition acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Stock, Acquisition will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if Acquisition does not acquire at least 90% of the Common Stock pursuant to the Offer or otherwise, under Section 1201 of the CCC, a vote of the Company's shareholders will be required to adopt and approve the Merger Agreement. As a result, the Company will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement and, as a consequence, a longer period of time will be required to effect the Merger. However, because Acquisition and Intel have agreed to cause all of the Common Stock owned by them to be voted in favor of the adoption of the Merger Agreement, approval is assured.

     Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Common Stock at the effective time of the Merger may have rights under Section 1300 of the CCC to demand appraisal of their shares. Such rights, if the statutory procedures are complied with and if five percent (5%) or more of the holders of Common Stock demand such appraisal rights, could entitle the holder to a judicial determination of the "fair value" of the Common Stock at the Effective Time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the merger consideration of $25.00 per share of Common Stock. The value so determined could be more or less than the $25.00 offer price.

     APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. IF APPRAISAL RIGHTS ARE AVAILABLE IN CONNECTION WITH THE MERGER, SHAREHOLDERS WILL RECEIVE ADDITIONAL INFORMATION CONCERNING THOSE RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN ORDER TO PERFECT THEM BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION IN CONNECTION WITH SUCH RIGHTS.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
(a)(1)(i)      Offer to Purchase, dated January 29, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of
               Purchaser filed on January 29, 2001).
(a)(1)(ii)     Form of Letter of Transmittal (incorporated by reference to
               Exhibit (a)(1)(B) to the Schedule TO of Acquisition filed on
               January 29, 2001).
(a)(2)(i)      Letter to Shareholders of the Company, dated January 29,
               2001.*
(a)(2)(ii)     Opinion of Broadview International LLC, dated January 15,
               2000 (included as Annex A hereto).*
(a)(2)(iii)    Joint Press Release issued by Intel and the Company on
               January 15, 2001 (incorporated by reference to the Schedule
               14D-9-C of the Company filed on January 15, 2001).
(a)(2)(iv)     Supplemental Press Release issued by the Company on January
               15, 2001 (incorporated by reference to the Schedule 14D-9-C of the Company filed on January 15, 2001).
(e)(1)         Agreement and Plan of Merger, dated January 15, 2001, among
               Intel, Acquisition, and the Company (incorporated by
               reference to Exhibit (d)(1) to the Schedule TO of
               Acquisition filed on January 29, 2001.
(e)(2)         Stock Option Agreement, dated as of January 15, 2001,
               between Intel, Acquisition, and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO of
               Acquisition filed on January 29, 2001).
(e)(3)         Tender and Voting Agreement, dated as of January 15, 2001, between Intel, Acquisition and Dirk Gates (incorporated by reference to Exhibit (d)(3) to the Schedule TO of
               Acquisition filed on January 29, 2001).
(e)(4)         Form of Change of Control Agreement between the Company and certain executive officers.
(e)(5)         1992 Director Stock Option Plan (incorporated herein by
               reference and filed as Exhibit 4.2 to the Company's
               registration statement on Form S-8 filed on April 20, 1999,
               No. 333-76621).
(e)(6)         The Information Statement of the Company, dated January 29,
               2001 (included as Annex B to the Statement).*
(e)(7)         Form of Amendment to Change of Control Agreement between the
               Company and certain executive officers.
(e)(8)         Waiver Letter, dated as of January 26, 2001, between the
               Company, Intel and Acquisition (incorporated by reference to
               Exhibit (d)(15) to the Schedule TO of Acquisition filed on
               January 29, 2001)
(g)            None

ANNEX A  OPINION OF BROADVIEW INTERNATIONAL, LLC.
ANNEX B  INFORMATION STATEMENT
---------------
* included with the Statement mailed to shareholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:    /s/ STEVEN F. DEGENNARO
                                            ------------------------------------
                                                    Steven F. DeGennaro
                                                  Chief Financial Officer

Dated: January 29, 2001

                                                                         ANNEX A

                                January 14, 2001

CONFIDENTIAL

Board of Directors
Xircom, Inc.
2300 Corporate Center Drive
Thousand Oaks, CA 91320

Dear Members of the Board:

     We understand that Xircom, Inc. ("Xircom" or the "Company"), Intel Corporation ("Intel" or "Intel"), and ESR Acquisition Corporation, a wholly-owned subsidiary of Intel ("Acquisition"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Intel will cause Acquisition to make a tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock of Xircom ("Xircom Common Stock"), at a price per share of $25.00 in cash (the "Offer Price"), and subsequently merge with and into Xircom (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Xircom Common Stock not acquired in the Offer will be converted into the right to receive the highest per share cash consideration paid pursuant to the Offer. The terms and conditions of the above described Offer and Merger (together, the "Transaction") are more fully detailed in the Agreement.

     You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to Xircom shareholders.

     Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Xircom's Board of Directors and will receive a fee from Xircom upon the successful conclusion of the Transaction.

     In rendering our opinion, we have, among other things:

          (1) reviewed the terms of the Agreement in the form of the draft furnished to us by the Company's legal counsel on January 13, 2001 (which for purposes of this opinion, we have assumed with your permission, to be identical in all material respects to the Agreement to be executed);

          (2) reviewed Xircom's annual report on Form 10-K for the fiscal year ended September 30, 2000, including the audited financial statements included therein, and reviewed a draft of Xircom's financial press release dated January 14, 2001, for the period ended December 31, 2000, including the unaudited financial statements included therein, confidentially furnished to us by Xircom management (which for purposes of this opinion, we have assumed with your permission, to be identical in all material respects to the financial press release for such period to be publicly released);

          (3) reviewed certain internal financial and operating information concerning Xircom, including projections through September 30, 2001, prepared and furnished to us by Xircom management;

          (4) participated in discussions with Xircom management concerning the operations, business strategy, current financial performance and prospects for Xircom;

          (5) discussed with Xircom management its view of the strategic rationale for the Transaction;

          (6) reviewed the recent reported closing prices and trading activity for Xircom Common Stock;

          (7) compared certain aspects of the financial performance of Xircom with public companies we deemed comparable;

          (8) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

          (9) reviewed recent equity research analyst reports covering Xircom;

          (10) participated in discussions related to the Transaction with Xircom, Intel and their respective advisors; and

          (11) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Xircom. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Xircom as to the future performance of Xircom. We have neither made nor obtained an independent appraisal or valuation of any of Xircom's assets.

     Based upon and subject to the foregoing, we are of the opinion that the Offer Price is fair, from a financial point of view, to Xircom shareholders.

     For purposes of this opinion, we have assumed that Xircom is not currently involved in any material transaction other than the Transaction, other publicly announced transactions, and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion.

     This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Xircom in connection with its consideration of the Transaction and does not constitute a recommendation to any Xircom shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 and, if required, the Proxy Statement, in each case to be distributed to Xircom shareholders in connection with the Transaction.

                                          Sincerely,

                                          /s/ BROADVIEW INTERNATIONAL LLC

                                          Broadview International LLC

                                                                         ANNEX B

                                  XIRCOM, INC.
                          2300 CORPORATE CENTER DRIVE
                        THOUSAND OAKS, CALIFORNIA 91320
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
       SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about January 29, 2001 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Xircom, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Intel Corporation, a Delaware corporation ("Intel"), to a majority of the seats on the Board of Directors (the "Board") of the Company.

     On January 15, 2001, the Company, Intel, and ESR Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of Intel ("Acquisition"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Acquisition is required to commence a tender offer to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the "Common Stock") at a price per share of $25.00, net to the seller in cash (the "Per Common Share Amount") upon the terms and conditions set forth in Acquisition's Offer to Purchase, dated January 29, 2001, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(l)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Acquisition and Intel with the Securities and Exchange Commission (the "Commission") on January 29, 2001.

     The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the California Corporations Code (the "CCC"), Acquisition will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Intel. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock owned by Intel, Acquisition, the Company or any of their respective subsidiaries, and shares of Common Stock held by shareholders who have perfected their dissenters' rights of appraisal under Section 1300 of the CCC) will be converted into the right to receive the amount in cash per share of Common Stock paid pursuant to the Offer.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on January 29, 2001 and which is being mailed to shareholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Intel, Acquisition or Intel Designees (as defined below) has been provided by Intel. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Statement.

     Pursuant to the Merger Agreement, Acquisition commenced the Offer on January 29, 2001. The Offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, March 2, 2001, unless the Offer is extended by Acquisition.

GENERAL INFORMATION REGARDING THE COMPANY

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock entitles the holder to one vote. As of January 12, 2001, there were 29,921,232 shares of Common Stock outstanding.

RIGHTS TO DESIGNATE DIRECTORS AND INTEL DESIGNEES

     The information contained herein concerning Intel Designees (as defined below) has been furnished to the Company by Intel and the Intel Designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

  Intel's Right to Designate Directors

     The Merger Agreement provides that, promptly upon the purchase of and payment by Acquisition for shares of Common Stock pursuant to the Offer which represent at least a majority (including shares currently held by Intel) of the outstanding shares of Common Stock (on a fully diluted basis), Intel will be entitled to designate such number of directors (the "Intel Designees"), rounded up to the next whole number, on the Board as shall give Intel, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Acquisition, Intel and any of their affiliates bears to the total number of shares of Common Stock then outstanding.

     The Merger Agreement further provides that the Company shall use its best efforts to, upon request by Intel, promptly, at the Company's election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable Intel's Designees to be elected or appointed to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, to cause Intel's Designees to be so elected or appointed. Notwithstanding the foregoing, the Company shall use its best efforts to ensure that two of the members of the Board as of the date of the Merger Agreement and who are not officers of the Company or affiliates of Intel ("Continuing Directors") shall remain members of the Board until the Effective Time.

     The following table sets forth certain information with respect to individuals Intel may designate as the Intel Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, each individual is a citizen of the United States. Unless otherwise noted, the business address of each designee is c/o Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California 95052.

       NAME OF INTEL DESIGNEE          AGE       PRINCIPAL OCCUPATION DURING PAST FIVE (5) YEARS
       ----------------------          ---       -----------------------------------------------
Leslie L. Vadasz.....................  64     Executive Vice President, Corporate Development of
                                              Intel since 1991; Director of Intel since 1988.
Arvind Sodhani.......................  46     Vice President and Treasurer of Intel since 1988; Vice
                                              President and Treasurer of Acquisition since 2000.
Cary I. Klafter......................  52     Director of Corporate Affairs of Intel since 1996;
                                              Vice President, Secretary and Director of Acquisition
                                              since 2000. Partner, Morrison & Foerster from 1994 to
                                              1996.
Suzan A. Miller......................  36     General Counsel of Intel Capital since 1999; Senior
                                              Attorney of Intel from 1991 to 1999; President and
                                              Director of Acquisition since 2000.
Tiffany Doon Silva...................  34     Senior Attorney of Intel since 1999; Associate,
                                              Gibson, Dunn & Crutcher LLP, from 1995 to 1999.

     Intel has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Intel may choose additional or other Intel Designees, subject to the requirements of Rule 14f-1. Based solely on the information set forth in the Offer to Purchase, none of the Intel Designees (1) is currently a director of, or holds any position with, the Company, (2) has a familial relationship with any directors or executive officers of the Company, or (3) to the best knowledge of Intel, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Intel that, to the best of Intel's knowledge, none of the Intel Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, other than with respect to transactions between Intel and the Company that have been described in the Schedule TO or the Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     Based on information available to it, the company believes that the following persons held beneficial ownership of more than 5% of the Common Stock as of December 31, 2000:

                                                    AMOUNT AND NATURE OF    PERCENT OF CLASS
       NAME AND ADDRESS OF BENEFICIAL OWNER         BENEFICIAL OWNERSHIP    (AS OF 12/31/00)
       ------------------------------------         --------------------    ----------------
Intel Corporation.................................       1,868,530                6.2%
  2200 Mission College Boulevard
  Santa Clara, CA 95052

BOARD OF DIRECTORS

MICHAEL F.G. ASHBY                                                Director Since
1996                                 Age -- 51

Vice President of Corporate Finance, Data Networking, Cisco Systems, Inc. (a manufacturer of network communications systems) 11/99 to date (upon acquisition of Cerent Corporation); Chief Financial Officer, Cerent Corporation (a manufacturer of optical transport systems for public networks) 7/99 to 11/99; Executive Vice President and Chief Financial Officer, Ascend Communications, Inc. (a manufacturer of enterprise networking equipment) 11/97 to 6/99; Vice President and Chief Financial Officer, Pacific Telesis Enterprises/Pacific Bell (a telecommunications company) 9/95 to 10/97; President and Chief Executive Officer, Network Systems Corporation (a manufacturer of network communications devices) 3/95 to 8/95.

KENNETH J. BIBA    Director Since 1991                                 Age -- 50

Managing Director, The Value Group (a technology consulting firm) 6/97 to date; President, HighGain Technologies, Inc. (a technology consulting firm) 11/95 to 5/97; Executive Vice President and General Manager, Wireless Products Division of The Company 9/93 to 10/95; Executive Vice President, Business Development, The Company 1/93 to 9/93.

GARY J. BOWEN      Director Since 1995                                 Age -- 53

Chairman, Quantum Bridge Communications (a manufacturer of optical access network equipment) 11/98 to date; Industry consultant 10/96 to 11/98; Executive Vice President, Worldwide Field Operations, Bay Networks, Inc. (a manufacturer of enterprise networking equipment) 10/94 to 10/96.

DIRK I. GATES      Director Since 1988                                 Age -- 39

Chairman of the Board, Xircom 1/95 to date, Chief Executive Officer, Xircom 10/91 to date, and President, Xircom 11/88 to date.

WILLIAM J. SCHROEDER                                              Director Since
1991                                 Age -- 56

President and Chief Executive Officer, Cyber IQ Systems, Inc. (a supplier of cryptographic processing and Internet traffic management systems) 2/00 to date; Chairman, President, Chief Executive Officer, Diamond Multimedia Systems, Inc. (a supplier of computer multimedia products) 5/94 to 9/99. Member of the Board of Directors, CNF Inc.

ROBERT R. STAPLETON                                               Director Since
2000                                 Age -- 42

Director, President and Chief Operating Officer, VoiceStream Wireless Corp. (a nationwide cellular carrier) 4/94 to date; President, Western Wireless Corp. (a cellular carrier and predecessor of VoiceStream) 1992 to 1999; Chief Operating Officer, General Cellular Corp. (a cellular carrier) 1989 to 1992.

CARL E. RUSSO      Director Since 1999                                 Age -- 44

Vice President and General Manager, Optical Transport Business Unit, Cisco Systems, Inc. 11/99 to date; Chief Executive Officer and Director, Cerent Corp. 6/98 to 10/99; Executive Vice President and Chief Operating Officer, Xircom 4/95 to 5/98; Senior Vice President and General Manager, Network Systems Corporation 4/94 to 4/95.

DELBERT W. YOCAM   Director Since 1996                                 Age -- 56

Industry consultant 4/99 to date; Chairman and Chief Executive Officer, INPRISE Corporation (a provider of software development products and services) 11/96 to 4/99; Industry consultant 11/94 to 11/96; President, Chief Operating Officer and Director, Tektronix, Inc. (a manufacturer of electronic equipment) 9/92 to 11/94. Member of the Board of Directors, Adobe Systems, Inc.

             GENERAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

COMMITTEES OF THE BOARD

     The Board has established two standing committees to assist it in carrying out its duties: the Audit Committee and the Compensation Committee. The Board does not have a standing nominating committee. Directors Ashby, Bowen, Schroeder, Stapleton and Yocam serve on the Audit and the Compensation Committees.

     The responsibilities of the Audit and Compensation Committees are as follows:

  Audit Committee

     - Recommends engagement of the Company's independent auditors.

     - Reviews and oversees the services performed by the Company's independent auditors.

     - Reviews and evaluates the Company's accounting principles and its system of internal accounting controls.

  Compensation Committee

     - Makes recommendations to the Board regarding the Company's executive compensation policies.

     - Administers the Company's 2000 Stock Option Plan.

     - Administers the Company's 1994 Employee Stock Purchase Plan.

     - Oversees administration of the Company's nonstatutory stock option plans by a committee of Management.

BOARD AND COMMITTEE MEETINGS DURING FISCAL YEAR 2000

        Board of Directors: 11 (6 by phone)
        Audit Committee: 5
        Compensation Committee: 2

     During FY00, all of the directors attended at least 75% of the meetings of the Board. Mr. Stapleton attended all meetings of the Board in FY00 following his election to the Board on August 25, 2000. During FY00, members of the Committees of the Board attended at least 75% of the committee meetings.

DIRECTOR COMPENSATION

  Fees Paid to Non-Employee Directors

     The Company paid fees to each non-employee director for his services during FY00. Fees paid include a quarterly retainer, plus a set amount per meeting attended. Fees paid in FY00 were:

     - Messrs. Ashby, Yocam and Schroeder: $36,500

     - Mr. Bowen: $35,250

     - Mr. Biba: $37,750

     - Mr. Mathews*: $27,750

     - Mr. Russo: $32,750

     - Mr. Stapleton: $8,500
---------------
* J. Kirk Mathews, director since 1988, resigned effective August 25, 2000.

     We also reimbursed our directors for their reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings.

  Stock Options

     Under the Company's 1992 Director Stock Option Plan, when a new non-employee director joins our Board, the director receives an option to purchase a total of 40,000 shares of Common Stock. These grants have an exercise price equal to the fair market value as of the date of the grant. These "new director" options vest cumulatively as to 10,000 shares each year for four years after the date of grant, based on continued service on the Board. Mr. Stapleton received such an option grant on August 25, 2000 at an exercise price of $32.06 per share.

     On July 1 of each year, each non-employee director who has served on the Board for at least six (6) months as of the date of the grant, is automatically granted an option to purchase 10,000 shares of Common Stock. These annual options vest in full four years after the date of the grant and are granted at an exercise price equal to the fair market value as of the date of the grant. Messrs. Ashby, Biba, Bowen, Mathews, Russo, Schroeder and Yocam each received an annual grant on July 3, 2000, at an exercise price of $48.56 per share.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table presents certain information about beneficial ownership of the Company's Common Stock as of December 31, 2000, by each director, each executive officer named in the Executive Officer Compensation table, and all directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                              NUMBER OF    PERCENT
                      NAME AND ADDRESS                        SHARES(1)    OF TOTAL
                      ----------------                        ---------    --------
Dirk I. Gates(2)............................................    822,766      2.7%
Steven F. DeGennaro.........................................    177,643        *
Robert W. Bass..............................................    134,313        *
Marc M. Devis...............................................    119,790        *
Randall H. Holliday.........................................     89,002        *
Michael F.G. Ashby..........................................     35,000        *
Kenneth J. Biba.............................................     30,200        *
William J. Schroeder(3).....................................     25,000        *
Carl E. Russo...............................................     23,727        *
Gary J. Bowen...............................................      7,500        *
Delbert W. Yocam............................................          0        *
Robert R. Stapleton.........................................          0        *
J. Kirk Mathews.............................................     92,552        *
All current directors and executive officers as a group (13
  persons)..................................................  1,557,493      5.1%

---------------
* Less than 1%

(1) Includes options to exercise shares of Common Stock held by the following individuals, and all executive officers and directors as a group, that were exercisable on, or within 60 days after, November 1, 2000, as follows: Mr. Ashby, 30,000; Mr. Bass, 131,850; Mr. Biba, 30,000; Mr. Bowen, 7,500; Mr.
    DeGennaro, 154,580; Mr. Devis, 119,790; Mr. Holliday, 82,255; Mr. Russo, 20,000; Mr. Schroeder, 5,000; and all executive officers and directors as a group, 729,408.

(2) Includes 674,333 shares held by the Dirk I. Gates Trust dated October 4, 1994 of which Mr. Gates is Trustee and 148,433 shares subject to outstanding options held by Mr. Gates that were exercisable as of December 31, 2000 or within 60 days of such date.

(3) Mr. Schroeder's shares are held in the name of William J. Schroeder and Marilee J. Schroeder Revocable Trust.

                               EXECUTIVE OFFICERS

     The executive officers of the Company are elected each year by the Board at its first meeting following the Annual Meeting of Shareholders to serve during the ensuing year and until their respective successors are elected and qualify. There are no family relationships between any of the executive officers of the Company. Each is a citizen of the United States. The following information indicates the position and age of the executive officers at December 31, 2000 and their business experience during the prior five years:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Dirk I. Gates........................  39     Chairman of the Board, President and Chief Executive
                                              Officer
Steven F. DeGennaro..................  37     Senior Vice President and Chief Financial Officer
Robert W. (Sam) Bass.................  54     Senior Vice President, Worldwide Operations and
                                              General Manager, Access Products Division
Marc M. Devis........................  40     Senior Vice President, Worldwide Sales and Marketing

     Mr. Gates has served as our Chairman of the Board since January 1995 and as our President and a Director since its incorporation in November 1988. He has also served as our Chief Executive Officer since October 1991.

     Mr. DeGennaro has served as our Senior Vice President and Chief Financial Officer since June 2000 and Vice President, Finance and Chief Financial Officer since June 1996. He had previously served from May 1995 to June 1996 as our Vice President, Finance and Chief Accounting Officer and from January 1994 to May 1995 as our Corporate Controller and Chief Accounting Officer. Prior to joining the Company in 1993, Mr. DeGennaro was a senior manager at KPMG Peat Marwick, a big-five accounting firm. Mr. DeGennaro is a CPA.

     Mr. Bass has served as our General Manager, Access Products Division since November 2000, and continues to serve as our Senior Vice President, Worldwide Operations, a position he has held since August 1997. He served as our Vice President, Operations since January 1992. From September 1990 until joining us, Mr. Bass served as Vice President of Operations for Fibermux Corporation, a provider of intelligent hubs to the LAN market.

     Mr. Devis has served as our Senior Vice President, Worldwide Sales and Marketing since April 1999, our Senior Vice President, Worldwide Sales since July 1997, our Senior Vice President, Europe and Asia-Pacific Sales and Marketing since August 1996 and our Vice President, Europe and Asia-Pacific Sales and Marketing since January 1995. He had previously served, since June 1991, as Managing Director of Xircom Europe NV.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires our executive officers and directors to file reports of holdings and transactions in our shares with the Commission and the National Association of Securities Dealers, Inc. Executive Officers, directors and greater-than-ten-percent shareholders are also required by Commission rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms we received, or written representations from certain reporting persons, we believe that during the period from October 1, 1999 to September 30, 2000, one delayed Form 4 filing was made by J. Kirk Mathews, involving two transactions on the part of Mr. Mathews. This untimely transaction was inadvertent and the report has since been filed. Other than this delayed filing, the Company believes that its executive officers, directors and ten percent (10%) shareholders were in compliance with all filing requirements.

                         EXECUTIVE OFFICER COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     The following table reflects compensation paid for services in all capacities during fiscal year 2000 ("FY00"), as well as the total compensation paid to each individual for the Company's previous two fiscal years for the following individuals ("Top 5 Compensated Officers"):

     - our Chief Executive Officer ("CEO"); and

     - each of our four other most highly compensated executive officers other than the CEO who served as executive officers of the Company as of September 30, 2000 and whose salary plus bonus exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM           ALL OTHER
           OFFICERS                     ANNUAL COMPENSATION     COMPENSATION(1)     COMPENSATION(2)
           --------                     --------------------    ----------------    ---------------
    NAME, AGE AND POSITION      YEAR     SALARY      BONUS      OPTIONS (SHARES)
    ----------------------      ----    --------    --------    ----------------
Dirk I. Gates, 39.............  2000    $480,000    $650,400        150,000             $ 3,449
  Chairman, President           1999    $400,000    $591,200        250,000             $ 3,213
  and Chief Executive Officer   1998    $350,000    $301,350         87,500             $ 3,914
Marc M. Devis(3), 41..........  2000    $332,344    $363,637         50,000             $42,055
  Sr. VP, Worldwide Sales       1999    $297,269    $354,334        200,000             $44,742
  and Regional Marketing        1998    $256,521    $199,062         50,000             $40,427
Robert W. Bass, 54............  2000    $225,000    $228,656         50,000             $ 1,588
  Sr. VP, Worldwide Operations  1999    $200,000     258,650        150,000             $ 1,427
  and General Manager, Access   1998    $187,000    $105,005         50,000             $17,506(4)
  Products Division
Steven F. DeGennaro, 37.......  2000    $250,000    $254,063         50,000             $ 3,400
  Sr. VP and Chief Financial    1999    $200,000    $308,650        150,000             $ 4,367
  Officer                       1998    $175,000    $129,150         80,000             $ 4,061
Randall H. Holliday(5), 51....  2000    $200,000    $176,150         20,000             $ 3,200
  Secretary and General
  Counsel                       1999    $150,000    $196,275         75,000             $ 3,794
                                1998    $140,000    $ 86,100         20,000             $ 3,832

---------------
(1) The Company has not granted any SARs to any of the Top 5 Compensated
    Officers.

(2) Amounts include matching contributions to our 401(k) Plan, if any.

(3) Mr. Devis, resident in Belgium, is provided the use of a company-paid car. The value of the personal use of the car is less than $10,000 per year. Other compensation includes amounts payable as special allowances under Belgian law.

(4) Includes $14,717 imputed income arising from forgiveness of interest accrued on loan repaid in prior fiscal year.

(5) Mr. Holliday resigned his position as Secretary and General Counsel of the Company effective as of December 29, 2000.

                       STOCK OPTION GRANTS AND EXERCISES
                         FOR TOP 5 COMPENSATED OFFICERS

STOCK OPTION GRANTS IN FISCAL YEAR ENDED SEPTEMBER 30, 2000 (FY00)

     The following table shows grants made in FY00, and hypothetical gains for the options at the end of their respective seven (7) year terms. We have arbitrarily assumed annualized growth rates of the market price of our Common Stock over the exercise price of the option of five percent (5%) and ten percent (10%), running from the date the option was granted to the end of the option term. Actual gains, if any, on option exercises depend on the future performance of the Company's common stock and overall market conditions.

                              INDIVIDUAL GRANTS(1)

                                                                                          POTENTIAL REALIZABLE VALUE
                                            PERCENT OF                                    AT ASSUMED ANNUAL RATES OF
                                           TOTAL OPTIONS                                 STOCK PRICE APPRECIATION FOR
                                            GRANTED TO      EXERCISE OR                          OPTION TERM
                          OPTION SHARES    EMPLOYEES IN     BASE PRICE     EXPIRATION    ----------------------------
        OFFICER            GRANTED(#)       FISCAL YEAR      ($/SHARE)        DATE          5%($)           10%($)
        -------           -------------    -------------    -----------    ----------    ------------    ------------
Dirk I. Gates...........     100,000           3.81%          $33.75        04/24/07      $1,373,964      $3,201,920
                              50,000           1.90%          $43.50        10/01/06      $  885,443      $2,063,460
Marc M. Devis...........      50,000           1.90%          $33.75        04/24/07      $  686,982      $1,600,960
Robert W. Bass..........      50,000           1.90%          $33.75        04/24/07      $  686,982      $1,600,960
Steven F. DeGennaro.....      50,000           1.90%          $33.75        04/24/07      $  686,982      $1,600,960
Randall H. Holliday.....      20,000           0.76%          $33.75        04/24/07      $  274,793      $  640,384

---------------
(1) The Company did not grant any SARs in FY00 to any of the Top 5 Compensated Officers.

AGGREGATE OPTION EXERCISES IN FY00 AND YEAR-END OPTION VALUES

     The following table shows all stock options exercised by the Top 5 Compensated Officers for FY00. The "Value Realized" column reflects the difference between the market value of the underlying securities at the actual exercise date and the exercise price of the options. The "Value of unexercised in-the-money options at 2000 year-end" column reflects the difference between the market value and the exercise price of in-the-money options at the end of FY00.

                                                             NUMBER OF UNEXERCISED           VALUE OF UNEXERCISED
                               SHARES                        OPTIONS AT 2000 YEAR-         IN-THE-MONEY OPTIONS AT
                              ACQUIRED                                END                      2000 YEAR-END(1)
                                 ON            VALUE       --------------------------    ----------------------------
          OFFICER            EXERCISE(#)    REALIZED $)    EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
          -------            -----------    -----------    --------------------------    ----------------------------
Dirk I. Gates..............        --               --       266,663         345,837     $2,863,022      $1,256,466
Marc M. Devis..............    69,168       $1,767,512        78,125         222,920     $  391,809      $1,089,543
Robert W. Bass.............    25,000       $  695,071       105,288         172,712     $  892,017      $  712,363
Steven F. DeGennaro........    13,770       $  294,771       128,541         174,377     $1,172,678      $  749,024
Randall H. Holliday........    10,242       $  299,029        74,441          78,442     $  684,245      $  319,531

---------------
(1) Total value of vested and unvested options based on the market value of the Company's Common Stock on September 29, 2000 ($25.25 per share).

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT, CHANGE-IN-CONTROL ARRANGEMENTS AND CERTAIN TRANSACTIONS

     From time to time, we have entered into letter employment agreements with certain of our officers. Such agreements set the officer's base salary and state that options to purchase the Company's Common Stock will be granted to the officer.

     We have entered into indemnification agreements with each of our directors and officers. Such agreements require us to indemnify such individuals to the fullest extent permitted by law.

     Effective October 1, 2000, we renewed the Change in Control Agreements (the "CIC Agreement(s)"), with each of our executive officers. Each CIC Agreement renews automatically on an annual basis effective October 1, unless terminated by our written notice. The CIC Agreement provides that in the event of a "Change in Control," each executive automatically receives acceleration of twelve (12) months of vesting under the then existing stock options. In addition, if an executive's employment is involuntarily terminated within two years following a Change in Control, or the executive voluntarily terminates employment after a Change in Control, and for "Good Reason," the executive is entitled to certain severance payments and entitlements.

     A Change in Control is generally defined to be (1) an acquisition by a third party of greater than fifty percent (50%) of the voting power of the Company, or (2) a merger, sale of assets, or comparable transaction, which results in a Board in which the directors who were members of the board prior to the event represent less than a majority of the Board following the event. "Good Reason" is generally defined as a substantial alteration or reduction in duties and responsibilities, a reduction in salary or bonus eligibility affecting the executive individually (as opposed to across the board reductions impacting all executives equally), reassignment to a different geographic location, or refusal of the successor entity to assume the CIC Agreement.

     The severance payments and entitlements made to an executive under the CIC Agreement include continued payment of base salary, bonuses and benefits, and acceleration of vesting under then existing stock option grants. Payments and entitlements run for a period of one (1) year if termination of employment or resignation for Good Reason occurs within twelve (12) months after the Change in Control, or for a period of six (6) months, if termination of employment or resignation for Good Reason occurs within the thirteenth to twenty-fourth
(13th - 24th) month after the Change in Control.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Our Compensation Committee establishes the Company's executive compensation policies at the beginning of each fiscal year. The committee approves the base salary levels and target incentive plans for our executive officers. The committee also evaluates the performance of our Chief Executive Officer against our overall objectives, and administers our 2000 Stock Option Plan and our 1994 Employee Stock Purchase Plan. Our President and Chief Executive Officer, and our Vice President, Worldwide Human Resources, provide executive officer background and independent salary survey information from third-party providers for the committee's use.

     Our executive compensation policies support two major objectives:

     - ensure that the total compensation earned by our executive officers is closely aligned with and dependent upon our continued favorable financial performance; and

     - enable us to attract and retain, through a competitive compensation structure, those key executives critical to our long-term success.

     To ensure that our first objective is met, the committee's executive compensation program provides that a significant portion of each officer's total potential annual compensation comes from incentive bonus compensation. This bonus compensation may only be earned if we achieve certain targeted financial objectives set by the committee at the beginning of the fiscal year. On occasion, we may also pay special discretionary project-based bonuses related to extraordinary efforts or achievements on the part of a particular executive officer. In addition, significant potential remuneration is tied to the Company's stock price performance, through the ongoing grant of stock options to key executive officers.

     Our second executive compensation objective is addressed by setting compensation levels based on several factors:

     - the salaries and total compensation of executive officers in similar positions with comparable companies in our industry;

     - our financial performance during the past year; and

     - each officer's performance is evaluated against objectives related to his areas of responsibility.

     In essence, the committee ensures that there is a consistent, direct and reasonable relationship between total executive compensation and the value of work performed toward maximizing shareholder value.

     Mr. Dirk Gates, our Chief Executive Officer, is a founder of the Company and as such, owned 495,802 shares of Common Stock as of September 30, 2000. This substantial equity interest further ensures that increasing shareholder value is a key element of the total earnings of Mr. Gates.

     For FY00, Mr. Gates was eligible under the bonus plan for incentive bonuses, at specified targets, of up to 100% of salary based on achievement of specific quarterly financial goals (100% bonus at target). The other executive officers also were eligible for bonus incentives at specified targets ranging up to 65% or 75% of base salary based on quarterly financial goals. For those officers with sales responsibilities, specific sales volume incentives were also established for bonus calculations. Our bonus plans and our administration of same also provided for higher percentages if targeted goals were exceeded.

     Under the plans for FY00, bonuses were calculated and paid quarterly based upon certain quarterly performance measurements. Initial consideration was given to our actual quarterly operating income percentage. If operating income was at or below the percentage established by the committee, the operating income percentage formed the basis for our calculation of bonus income. If operating income exceeded the designated threshold percentage, we then gave consideration to the applicable quarter over quarter growth (as a percentage) of unit sales out. Under those circumstances, the bonus compensation payable would be the greater of the bonus amount calculated by using (a) the actual operating income percentage, or (b) the actual sales out unit growth percentage. In essence, the philosophy behind the FY00 bonus plan was to run the company to achieve targeted operating income, and then seek to increase our market share. Given the calculation methods adopted by the committee, the bonus plans did not have any minimum performance thresholds for bonus eligibility other than positive numbers for the measurement criteria.

     Based on our financial performance as compared to the applicable financial incentive objectives for FY00, Mr. Gates received bonuses for FY00 totaling 136% of base salary (for a total bonus of $650,400). The other executive officers received bonuses ranging from 88% to 109% of base salary earned during the fiscal year.

     For fiscal year 2001 ("FY01"), the Chief Executive Officer bonus plan again provides for a bonus based on achievement of specific financial objectives. The total bonus available under the Chief Executive Officer plan is up to 120% of base salary based on achievement of targeted goals.

     The bonus plan for other executive officers provides for bonuses up to a range of 70% to 80% based on achievement of specified financial and (as applicable) sales goals. The plans provide for higher percentages if targeted goals are exceeded. The bonus plans for FY01 will be based upon the combination and comparison of quarterly operating income percentages and quarter on quarter revenue growth rather than sales out unit growth as was used for the FY00 bonus plans.

     The committee also considers granting stock options to an executive officer based on a number of factors, including an officer's responsibilities and relative position in the company, any changes in an officer's responsibility and position, special projects within the officer's area of responsibility, and the officer's equity interest in the Company in the form of stock and options held by such individual. Options are granted at the current market price of our common stock on the date of the grant. During FY00, Mr. Gates received option grants on October 1, 1999 for 50,000 shares and on April 24, 2000 for 100,000 shares. During FY00, options for 170,000 shares were granted to the remaining Top 5 Compensated Officers as a group.

     No Compensation Committee member is a former or current officer, or employee of the Company or any of its subsidiaries.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of our Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

COMPENSATION COMMITTEE

Michael F.G. Ashby, Gary J. Bowen, William J. Schroeder, Robert R. Stapleton and Delbert W. Yocam

                            STOCK PERFORMANCE GRAPH

     The following graph compares the change in the Company's cumulative total shareholder return on its common stock with the Standard and Poor's 500 Stock Index and the Hambrecht & Quist High Growth Index for the five-year period commencing September 30, 1995, and ending September 30, 2000.

                              [PERFORMANCE GRAPH]

--------------------------------------------------------------------------------------------
                       Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                         1995        1996        1997        1998        1999        2000
--------------------------------------------------------------------------------------------
 Xircom                   $100        $118        $ 90        $178        $310        $184
 S&P 500                  $100        $120        $169        $184        $236        $267
 Chase H&Q Growth         $100        $120        $126        $112        $254        $469
--------------------------------------------------------------------------------------------

Note: The Company's return is calculated based on the assumption that $100 was invested on September 30, 1995 at $13.75 per share.

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
(a)(1)(i)      Offer to Purchase, dated January 29, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of
               Purchaser filed on January 29, 2001).
(a)(1)(ii)     Form of Letter of Transmittal (incorporated by reference to
               Exhibit (a)(1)(B) to the Schedule TO of Acquisition filed on
               January 29, 2001).
(a)(2)(i)      Letter to Shareholders of the Company, dated January 29,
               2001.*
(a)(2)(ii)     Opinion of Broadview International LLC, dated January 15,
               2000 (included as Annex A hereto).*
(a)(2)(iii)    Joint Press Release issued by Intel and the Company on
               January 15, 2001 (incorporated by reference to the Schedule
               14D-9-C of the Company filed on January 15, 2001).
(a)(2)(iv)     Supplemental Press Release issued by the Company on January
               15, 2001 (incorporated by reference to the Schedule 14D-9-C of the Company filed on January 15, 2001).
(e)(1)         Agreement and Plan of Merger, dated January 15, 2001, among
               Intel, Acquisition, and the Company (incorporated by
               reference to Exhibit (d)(1) to the Schedule TO of
               Acquisition filed on January 29, 2001.
(e)(2)         Stock Option Agreement, dated as of January 15, 2001,
               between Intel, Acquisition, and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO of
               Acquisition filed on January   , 2001).
(e)(3)         Tender and Voting Agreement, dated as of January 15, 2001, between Intel, Acquisition and Dirk Gates (incorporated by reference to Exhibit (d)(3) to the Schedule TO of
               Acquisition filed on January 29, 2001).
(e)(4)         Form of Change of Control Agreement between the Company and certain executive officers.
(e)(5)         1992 Director Stock Option Plan (incorporated herein by
               reference and filed as Exhibit 4.2 to the Company's
               registration statement on Form S-8 filed on April 20, 1999,
               No. 333-76621).
(e)(6)         The Information Statement of the Company, dated January 29,
               2001 (included as Annex B to the Statement).*
(e)(7)         Form of Amendment to Change of Control Agreement between the
               Company and certain executive officers.
(e)(8)         Waiver Letter, dated as of January 26, 2001, between the
               Company, Intel and Acquisition (incorporated by reference to
               Exhibit (d)(15) to the Schedule TO of Acquisition filed on
               January 29, 2001)
(g)            None

ANNEX A  OPINION OF BROADVIEW INTERNATIONAL, LLC.
ANNEX B  INFORMATION STATEMENT
---------------
* included with the Statement mailed to shareholders.